345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

March 18, 2025

Erin Donahue

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iron Horse Acquisitions Corp.
Amendment No. 1 to Registration Statement on Form S-4 Filed January 28, 2025 File No. 333-283933

Dear Ms. Donahue and Ms. Timmons-Pierce:

On behalf of our client, Iron Horse Acquisitions Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated February 12, 2025 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”).

The Company has filed via EDGAR an Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to Zhong Guo Liang Tou Group Ltd (“CFI”) or matters arising from CFI’s participation in the preparation of the Registration Statement and the Amended Registration Statement, are based on our discussions with and information received from CFI or its counsel, iTKG Law LLC, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 1 to Registration Statement Form F-4/A filed January 28, 2025

What vote is required to approve the Proposals?, page xiv

1.	We note your amended disclosure and your response to prior comment 5. State whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of Iron Horse is required. Please refer to Item 1606(c) of Regulation S-K. Add any appropriate risk factors.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page (v) and elsewhere in the Amended Registration Statement to disclose that no separate vote of a majority of the unaffiliated stockholders is received.

Summary, page 1

2.	We note your response to prior comment 12 and your amended disclosure, and reissue in part. We note your disclosure on page 1 that states redemption rights apply in the event of an approval of an amendment to the company’s amended and restated certificate of incorporation to extend the time to complete a business combination beyond 18 months. Please revise to state whether shareholders may redeem their shares in connection with the two allowable three months extensions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page and elsewhere to disclose that there are no redemption rights in connection with the two allowable extensions.

The approval or relevant PRC regulatory authorities and compliance procedures.. , page 49

3.	We note your risk factor disclosure on page 50 that it is the opinion of Jingsh & H Y Leung that your business operations do not currently involve data processing. Please file this opinion as an exhibit.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the opinion of Guangdong Xinyu Law Firm as an exhibit.

Material U.S. Federal Income Tax Consequences, page 100

4.	We are still considering your response to prior comment 24 and we may have further comments.

Response: The Company acknowledges the Staff’s comment.

Iron Horse’s Business, page 108

5.	We note your disclosure on page 111 that “None of our Sponsor, directors and officers have any SPAC experience prior to Iron Horse.” Please revise this disclosure to include any SPAC experience post Iron Horse. For instance, we note Mr. Bengochea and Mr. Caragol are both executive officers of Iron Horse Acquisition II, which recently filed its IPO.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 110.

Compensation of Directors and Executive Officers, page 203

6.	Please update to include compensation for fiscal year end December 31, 2024.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 203.

Notes to Unaudited Consolidated Financial Statements

Revenue Recognition - Wholesale distribution segment, page F-61

7.	We note in your response to comment 39, your reference to TRG 46, and the revised disclosure on page F-61. Please clarify for us whether you allocate part of the transaction price to the customer’s right to minimum purchase volumes required by the distributor agreements. Otherwise, explain to us what would give rise to any remaining revenue associated with a minimum purchase volume to which you refer. Given your disclosure that you determined that minimum purchase volumes required by the distributor agreements, if any, do not provide a distributor a material right that gives rise to a separate performance obligation, explain to us how you considered ASC 606-10-55-43 in your accounting. Please explain to us in detail how you applied the guidance in ASC 606-10-55-41 to ASC 606-10-55-49 to your accounting for your customers rights to minimum purchase volumes required by the distributor agreements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not allocate part of the transaction price to the customer’s right to minimum purchase volumes required by the distributor agreements.

A customer option should be accounted for as a separate performance obligation only if it provides a material right to the customer that the customer would not receive without entering into the distributor agreement. ASC 606-10-55-41 through 55-45 explain the accounting for customer options for additional goods or services as follows:

ASC 606-10-55-41 Customer options to acquire additional goods or services for free or at a discount come in many forms, including sales incentives, customer award credits (or points), contract renewal options, or other discounts on future goods or services.

ASC 606-10-55-42 If, in a contract, an entity grants a customer the option to acquire additional goods or services, that option gives rise to a performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract (for example, a discount that is incremental to the range of discounts typically given for those goods or services to that class of customer in that geographical area or market). If the option provides a material right to the customer, the customer in effect pays the entity in advance for future goods or services, and the entity recognizes revenue when those future goods or services are transferred or when the option expires.

ASC 606-10-55-43 If a customer has the option to acquire an additional good or service at a price that would reflect the standalone selling price for that good or service, that option does not provide the customer with a material right even if the option can be exercised only by entering into a previous contract. In those cases, the entity has made a marketing offer that it should account for in accordance with the guidance in this Topic only when the customer exercises the option to purchase the additional goods or services.

ASC 606-10-55-44 Paragraph 606-10-32-29 requires an entity to allocate the transaction price to performance obligations on a relative standalone selling price basis. If the standalone selling price for a customer’s option to acquire additional goods or services is not directly observable, an entity should estimate it. That estimate should reflect the discount that the customer would obtain when exercising the option, adjusted for both of the following:

a. Any discount that the customer could receive without exercising the option

b. The likelihood that the option will be exercised.

ASC 606-10-55-45 If a customer has a material right to acquire future goods or services and those goods or services are similar to the original goods or services in the contract and are provided in accordance with the terms of the original contract, then an entity may, as a practical alternative to estimating the standalone selling price of the option, allocate the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration. Typically, those types of options are for contract renewals.

Based on the above guidance, the Company evaluated whether the customer’s option to acquire an additional good under the distributor agreement provides the customer with a material right, noting the following:

●	the contractual purchase volume minimal included in a distributor agreement with a customer represents a promise to transfer specified goods, not a stand-ready obligation, as the terms of the distributor agreement require customers to submit purchase orders with a specific number of distinct good(s) at a later date in order to create an obligation for the Company to perform (and the customer to pay). Accordingly, each customer purchase order creates a performance obligation for the Company, not the distributor agreement itself.
●	the selling price of the goods stated in the distributor agreement is consistent across all distributors. The Company only sells its products to customers with whom a distributor agreement has been entered into. As such, the price of goods in the distributor agreements reflects the standalone selling price of the goods.

●	the customer’s option to acquire additional goods under a distributor agreement reflects the standalone selling price for those goods.
●	in instances where there is a shortfall to the contractual purchase volume minimum at the end of the distributor agreement’s term, the distributor agreement’s term require the customer to pay for the amount of the shortfall at the standalone selling price setforth in the distributor agreement. If the customer does meet the contractual purchase volume minimum during the term of the distributor agreement, the standalone selling price of the good continues to be in effect for future purchases. There is no discount to the standalone selling price on additional purchases of goods based on achieving or missing the contractual purchase volume minimum.

As a result, the customer’s right to a contractual purchase volume minimum provided in the distributor agreement is not considered a material right to the customer and there is accordingly no additional, separate performance obligation to account for. A customer’s right to a contractual purchase volume minimum would be accounted for when it is exercised by a customer.

A customer’s purchase shortfall to a contractual purchase volume minimum was determined to represent unexercised rights, the accounting of which are explained by the ASC 606-10-55-46 through 55-49 as follows:

ASC 606-10-55-46 In accordance with paragraph 606-10-45-2, upon receipt of a prepayment from a customer, an entity should recognize a contract liability in the amount of the prepayment for its performance obligation to transfer, or to stand ready to transfer, goods or services in the future. An entity should derecognize that contract liability (and recognize revenue) when it transfers those goods or services and, therefore, satisfies its performance obligation.

ASC 606-10-55-47 A customer’s nonrefundable prepayment to an entity gives the customer a right to receive a good or service in the future (and obliges the entity to stand ready to transfer a good or service). However, customers may not exercise all of their contractual rights. Those unexercised rights are often referred to as breakage.

ASC 606-10-55-48 If an entity expects to be entitled to a breakage amount in a contract liability, the entity should recognize the expected breakage amount as revenue in proportion to the pattern of rights exercised by the customer. If an entity does not expect to be entitled to a breakage amount, the entity should recognize the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote. To determine whether an entity expects to be entitled to a breakage amount, the entity should consider the guidance in paragraphs 606-10-32-11 through 32-13 on constraining estimates of variable consideration.

ASC 606-10-55-49 An entity should recognize a liability (and not revenue) for any consideration received that is attributable to a customer’s unexercised rights for which the entity is required to remit to another party, for example, a government entity in accordance with applicable unclaimed property laws.

Based on the above guidance, the Company evaluated whether it should record revenue related to a customer’s unexercised rights noting the following:

●	the Company does not receive prepayments from its customers, rather the Company is paid for the performance obligations only after the performance obligations are satisfied.
●	No distributor agreements reached the end of the original term nor were any distributor agreements terminated early as of September 30, 2024
●	the standalone selling price remains fixed throughout the duration of the distribution agreement, regardless of whether the contractual purchase volume minimum is met or not.
●	in the case of a customer’s shortfall to a contractual purchase volume requirement at the end of the term of a distributor agreement, a customer would not have exercised its obligation (“option”) to purchase the remaining goods under the distribution agreement and no future deliveries would be expected under the distribution agreement.

●	the Company is in its first year of operations and therefore lacks history with its customers to estimate the probability of a customer’s shortfall to a contractual purchase volume minimum or the probability that a customer would pay the amount of the shortfall

As a result, the Company should record revenue related to a customer’s unexercised rights in proportion to the pattern of rights exercised by the customer, assuming an appropriate estimate of the amount of consideration the Company would receive could be made. ASC 606-10-55-48 refers to the guidance in ASC 606-10-32-11 through 32-13 on constraining estimates of variable consideration in cases where there is significant uncertainty to the amounts that a company will ultimately receive. Given the significant uncertainty around the Company’s ability to estimate the occurrence and amount of a purchase shortfall to a contractual purchase volume minimum, as well as the probability of a customer payment for the purchase shortfall to a contractual purchase volume minimum, no revenue was recognized by the Company during the nine months ended September 30, 2024 since it was not deemed probable that a significant reversal in revenue recognized would not occur when the uncertainty was resolved.

At the end of each reporting period, the Company will update its assessment of whether variable consideration of the unexercised rights is constrained and it is no longer probable that a significant reversal of revenue would occur.

Please see expanded disclosures clarifying the pattern of revenue recognition on page F-61.

Note 9 - Related Party Transactions, page F-66

8.	We note your response to comment 40 and we reissue the comment. Please explain to us in detail how your accounting treatment is grounded in the accounting guidance under ASC 845-10-15-4.b. Cite the specific U.S. GAAP guidance on which you based your conclusion. Also, tell us how you considered the guidance in SAB Topic 5G.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the assets contributed to CFI by Mr. Jiang on May 30, 2024, were recorded at fair value based on the following accounting guidance and considerations discussed below.

1.	ASC 505-10 – Equity Transactions

ASC 505-10 provides guidance on equity transactions, including owner contributions. While it does not explicitly prescribe a measurement basis for contributed assets, it establishes that such transactions should be properly recognized and disclosed to ensure transparency for financial statement users.

(1) Classification as a Capital Contribution and Increase in Equity

●	Mr. Jiang contributed the assets without receiving shares, cash, or other consideration, making this transaction a capital contribution that increases equity rather than revenue or a liability.
●	ASC 505-10-05-2 states that ASC 505-10 governs the accounting and reporting for equity transactions that are not specifically covered by other guidance. Since no other authoritative guidance explicitly addresses the measurement of individual owner contributions, ASC 505-10 provides the relevant framework.
●	The contribution increases the Company’s net assets, aligning with the definition of equity in ASC 505-10-05-3:

“Equity, sometimes referred to as net assets, is the residual interest in the assets of an entity that remains after deducting its liabilities.”

(2) Measurement of Owner Contributions – Consideration of Fair Value

●	ASC 505-10 does not specify whether owner contributions should be measured at fair value or historical carrying value.
●	In the absence of measurement guidance in ASC 505-10, the Company considered ASC 845-10-30-1, which states:

“In general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions.”

●	Given the economic substance of the transaction—whereby an owner contributed assets without a reciprocal exchange—fair value provides the most relevant measurement basis for financial reporting purposes.

Thus, ASC 505-10 supports the classification of the transaction as an equity contribution, and since it does not establish a specific measurement basis, the Company applied fair value, consistent with ASC 845-10-30-1.

2.	ASC 845-10-15-4.b – Scope of Nonmonetary Transactions

ASC 845-10-15-4.b states that:

“The guidance in the Nonmonetary Transactions Topic does not apply to the following transactions: A transfer of nonmonetary assets solely between entities or persons under common control, such as between a parent and its subsidiaries or between two subsidiaries of the same parent, or between a corporate joint venture and its owners.”

●	While CFI and Rosy Sea were under common control, the contribution was not a transfer between two business entities but rather a direct transfer from an individual owner (Mr. Jiang) to CFI.
●	ASC 845-10-15-4.b excludes only transfers between entities or persons under common control, not direct contributions from an individual owner.
●	Therefore, ASC 845-10-15-4.b does not apply, and the transaction is appropriately accounted for under ASC 845-10, which supports fair value measurement.

3.	ASC 805-50 – Transactions Between Entities Under Common Control

ASC 805-50 applies to transactions between entities under common control and requires that such transactions be recorded at historical carrying value rather than fair value:

ASC 805-50-30-5 states:

“The financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.”

However, ASC 805-50 does not apply in this case because:

●	The assets were contributed directly from an individual (Mr. Jiang) to CFI, rather than being transferred between existing business entities.
●	Mr. Jiang, as an individual owner, is not an entity under common control, and therefore, ASC 805-50 does not govern this transaction.

Since ASC 805-50 applies only to transactions between entities under common control, it does not dictate the accounting treatment of this contribution.

4.	SEC SAB Topic 5G – Transfers of Nonmonetary Assets by Promoters or Shareholders

SAB Topic 5G provides guidance on transfers of nonmonetary assets by shareholders to a company in exchange for stock prior to or contemporaneously with a public offering. It states that such transactions should generally be recorded at historical cost rather than fair value to ensure that pre-IPO financial statements are not misleading to investors.

The Company respectfully submits that SAB Topic 5G does not apply to this transaction for the following reasons:

(1) No Stock Issuance in Exchange for the Assets

●	Mr. Jiang did not receive shares or any other consideration in exchange for the contributed assets.
●	SAB Topic 5G applies when assets are transferred in exchange for stock, which is not the case here.

(2) The Contribution Was Not in Connection with a Public Offering

●	The Company was not in the process of a public offering at the time of the contribution (May 30, 2024).
●	There was no IPO filing (e.g., an S-1 registration statement) or formal public offering plan at the time of the transaction.

(3) Nature of the Contribution – Initial Capitalization of a Newly Formed Entity

●	CFI was newly formed on April 18, 2024, and the contributed assets were part of its initial capitalization.
●	Contributions related to initial capitalization are accounted for under ASC 505-10, not SAB Topic 5G.

(4) No Risk of Misleading Financial Statements Before an IPO

●	The fair value measurement was based on objective ASC 820 valuation principles, and the Company had no imminent IPO plans.
●	Therefore, there was no intent or opportunity to mislead investors.

Since SAB Topic 5G does not apply, and ASC 505-10 does not prescribe a specific measurement basis, the use of fair value is consistent with ASC 845-10-30-1 and aligns with the economic substance of the transaction.

Thus, the Company concludes that fair value measurement is appropriate for the contributed assets.

We appreciate the Staff’s review and look forward to receiving guidance at the earliest convenience so that we can complete the audit as soon as possible. If needed, we are happy to provide any additional information or clarification.

General

9.	Please revise your disclosure to state whether there were any redemptions in connection with the December 16, 2024 extension period.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there were no redemption rights in connection with the December extension. The Company has revised its disclosure on page 1.

10.	We note in response to prior comment 48 you revised your cover page. Please also revise to provide the disclosures required by Items 1604(b)(4) and 1603(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on the cover page.

11.	In your next amendment please provide the missing information throughout your prospectus, including, but not limited to, the information in your Directors and Executive Officers of New CFI After the Business Combination and Security Ownership of Certain Beneficial Owners and Management sections.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 203-206.

Please do not hesitate to contact Tahra Wright at (212) 407-4990 or Joan S. Guilfoyle at (202) 524-8467 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright